Filed by Tableau Software, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following article by LeMagIT is being filed in connection with the acquisition of Tableau Software, Inc. by salesforce.com, inc.

Tableau ensures that its acquisition will not change its customers’ projects

By: Philippe Ducellier

At the Tableau Conference Europe, its CEO tackled the topic of the acquisition by Salesforce to reassure its customers. And to promise them an accelerated roadmap.

“Our mission has always been to help users visualize and understand data. This is our mission today. And it will remain so tomorrow, after the acquisition [by Salesforce].” Tableau Software’s CEO, Adam Selipsky, did not avoid the hot topic of the recent acquisition of his company at the Tableau Conference Europe.

On the contrary, he even took the initiative on the main stage of his user event, which is currently being held in Berlin.

And for a reason. The subject is obviously in the minds of many users. “I talked to customers. They are enthusiastic. But they were also very clear. Many are gaining ground with Tableau and they cannot afford to see their projects disrupted or interrupted,” confirms James Eiloart, EMEA Vice President of Tableau.

Since Tableau moves from Data Viz and self-service BI to the backend of companies, the editor positions itself as the “platform” and as the key tool for its customers. With a need for continuity and perenniality. “I totally agree. It is very important not to “disrupt” the existing”, reassures Adam Selipsky.

“This is our responsibility. We absolutely cannot afford to let these deployments, adoptions, and value creation be interrupted in any way. We are really determined [to ensure continuity].”

Tableau will stay independent

Although it’s still too early to predict in detail the integrations and possible synergies, the CEO already has some ideas. And one certainty.

“Tableau will continue to operate independently. Within Salesforce, it will always be Tableau, with the Tableau brand,” he settles. “And we look forward to continuing to see everyone at our conferences as Tableau,” he says to the delighted (and packed) auditorium.

On the management side, “I stay here for better and for worse,” Adam Selipsky jokes. “I continue as CEO and President of Tableau. My entire management team remains in place. Everyone will play his role. In many ways, it’s as if nothing has happened (“business as usual”).”

Accelerated product development

As if nothing has happened...except for the products.

The colossal resources of Salesforce will indeed strengthen the offer of Tableau and accelerate its development towards “augmented BI.”

“This acquisition gives us the chance to accelerate considerably,” rejoices the president after having managed to reassure his customers. “We will be able to quickly go through a lot of steps that we had to go through anyway.”

For EMEA VP, James Eiloart, the combination of Salesforce and Tableau capacities creates “all kinds of opportunities.”

“Let me dream for a moment: imagine all the intelligence of Einstein Analytics - AI and statistical learning, natural language - imagine if Tableau could access these capabilities,” illustrates Adam Selipsky. In fact, Gartner had already pointed out that Tableau, alone, would have a hard time providing an AI and that Salesforce was a frontrunner in this field.

A synergy is also foreseeable with Mulesoft. “Mulesoft creates data integrations, from application to application. In addition to the approximately 75 sources that Tableau already connects, imagine that Tableau can effortlessly integrate all the data that Mulesoft accesses,” continues the president.

“I see a lot of great things happening,” he promises to his users, who are, by now, won over.

Tableau within Salesforce

Evidently, Salesforce also bought Tableau to reinforce its own weaknesses and infuse it in one way or another.

And by the way, Adam Selipsky does not hide it: “Imagine all the Salesforce clouds - Cloud Service, Marketing Cloud, Sales Cloud - and all their data. Imagine if Tableau was just above and it was becoming a different and elegant brick from the native experience of these clouds.”

This speech is not mere coincidence. Both editors have a lot of common customers...starting with Tableau itself, which uses Salesforce as CRM for its sales force. “We have been watching Salesforce via Tableau for a long time,” confides Tableau’s VP EMEA. “So we know how powerful this connection is.”

Tableau is a priority, but not the only one in this situation. “I know we already have tons of opportunities. Some customers have told me, “I’m also a big Salesforce customer, and now I can go even further with them, or with you...or with both.”

In the commercial field too, the passage under the Salesforce flag is therefore a source of potential synergies. It remains to concretize them. And to keep the promises of independence and continuity.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.